EXHIBIT 99.1

Golar, Perenco and SNH agree increased capacity utilisation of FLNG Hilli Episeyo

Golar LNG Limited (“Golar” or “the Company”) announces today that it has agreed with Perenco Cameroon (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) to increase utilisation of the FLNG Hilli Episeyo (“Hilli”) (the “Agreement”).

Commencing 2022 the capacity utilisation of Hilli will increase by 200,000 tons of LNG, bringing total utilisation in 2022 to 1.4 million tons. The tolling fee for the 2022 incremental capacity is linked to European gas prices at the Dutch Title Transfer Facility (“TTF”). At current average 2022 TTF gas prices (avg. $8.70/MMBTU for 2022) the increased capacity utilization represents an expected US$26.1m in incremental Adjusted EBITDA. For each US$1.00/mmBtu change in TTF, this Adjusted EBITDA will increase (or decrease) by US$3.7m.

In addition to the 2022 capacity increase, Perenco and SNH intend to drill and appraise 2 to 3 incremental natural gas wells during 2021, and subsequently upgrade upstream facilities in 2022 to support further sustained increases in production from 2023 onward.

Under the Agreement, Perenco and SNH are granted an option (“Option”) to increase capacity utilisation of Hilli by up to 400,000 tons of LNG per year from January 2023 through to the end of the current contract term in 2026.  This has the potential to increase total annual LNG production from Hilli to 1.6 million tons from January 2023 onwards. The tolling fee for the 2023+ incremental capacity will also be linked to TTF. Based on current average 2023 TTF gas prices ($6.72/MMBTU avg. future price for 2023) the additional 400,000 tons of production would generate US$30.4m of incremental annual Adjusted EBITDA. For each US$1.00/mmBtu change in TTF, this Adjusted EBITDA will increase (or decrease) by US$7.4m. The Option must be declared during the third quarter of 2022.

At current TTF future prices, and assuming the Option is exercised, the incremental Adjusted EBITDA backlog of the potential increase in capacity utilization for Hilli from 2022 until July 2026 is expected to be around US$113m.

Golar has an 86.9% economic interest in the incremental Adjusted EBITDA generated as a result of the Agreement. The Agreement will not change any existing terms, conditions, tolling fees or the Brent Oil link associated with trains 1 and 2.

Golar CEO Karl Fredrik Staubo commented “We are pleased to announce increased capacity utilization of our FLNG Hilli, unlocking embedded value to our shareholders by utilizing more of Hilli’s 2.4 million tons of liquefaction capacity. The innovative tolling fee arrangement delivers on our announced strategy to increase our upstream LNG and gas exposure. Today’s announcement is a further testimony to Hilli’s strong track record of 100% commercial uptime since delivery in 2018 and will benefit all stakeholders involved in the project, as well as bringing us closer to our target to reach full capacity utilization of Hilli.”

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. Reference to Adjusted EBITDA assumes there are no changes to the current accounting treatment of FLNG Hilli in our financial reporting.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

July 20, 2021

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan